EXHIBIT 99.5
Media release

Yinhawangka people and Rio Tinto agree new social, cultural heritage plan
14 February 2022
PERTH, Australia--(BUSINESS WIRE)-- Yinhawangka Aboriginal Corporation (YAC) and Rio Tinto have agreed on a new co-designed management plan to ensure the protection of significant social and cultural heritage values as part of Rio Tinto’s proposed development of the Western Range iron ore project in the Pilbara region of Western Australia.
The Social, Cultural Heritage Management Plan (SCHMP) is the result of strong collaboration over the past year between the Yinhawangka people and Rio Tinto including ‘on-Country’ visits, archaelogical and ethnographic surveys and workshops. As a result of that collaboration, the mine was designed to reduce impacts on social and cultural heritage values.
The SCHMP outlines protocols for joint decision making on environmental matters, mine planning and closure. It also outlines support for the Yinhawangka Ranger programme as well as plans to increase participation in “on-Country’ environmental and other cultural heritage management activites.
It is the first time Rio Tinto and Yinhawangka have jointly developed a plan of this type. Rio Tinto continues work to improve its approach to social and cultural heritage management with Traditional Owners in the Pilbara and is engaging with other Traditional Owner groups to develop similar plans.
Yinhawangka Aboriginal Corporation CEO Kupa Teao said, “We are grateful to Rio Tinto for working collaboratively with YAC and the Yinhawangka people throughout this comprehensive engagement process; providing YAC with the necessary support to enable our team to focus on ensuring the Yinhawangka people have their voice embedded in the SCHMP.
“Together, we have ensured the expectations of the Yinhawangka people are clearly incorporated in to the obligations moving forward.”
Rio Tinto Iron Ore Chief Executive Simon Trott said, “We are appreciative of the Yinhawangka people for the opportunity to work together on this important plan which provides a new framework for working in partnership on-Country.
“We know we haven’t always got this right in the past. We have learned and continue to learn a lot from this co-designed process which is the manner in which we want to work with all Traditional Owners.
“This is an important milestone for the Western Range project, allowing the Yinhawangka people and Rio Tinto to move forward together.”
The SCHMP was submitted to Western Australia’s Environmental Protection Authority (EPA) on 1 February 2022. It forms part of Rio Tinto’s submission to the EPA regarding the Greater Paraburdoo Iron Ore Hub Proposal.

View source version on businesswire.com: https://www.businesswire.com/news/home/20220213005027/en/
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Category: Pilbara
Source: Rio Tinto